Exhibit 99.1

Volvo Divesting Interest in Petro Stopping Centers

STOCKHOLM, Sweden—(BUSINESS WIRE)—May 30, 2007—Volvo Trucks North America, part of the Volvo Group (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB), is divesting its entire 28.68-percent ownership in U.S. truck stop chain Petro Stopping Centers Holding L.P. to TravelCenters of America and Hospitality Properties Trust. The purchase consideration amounts to USD 46.3 M. The transaction will result in a capital gain of USD 46.3 M affecting second quarter operating income in Volvo Group's truck segment.

Volvo Trucks North America purchased its holding in Petro in 1999 to strengthen its network of parts and service points in North America. Since then, major investments have been made in the Volvo distribution network in North America and, accordingly, ownership in Petro now has less strategic importance.

For further information, please contact, Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49

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The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual ales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on  NASDAQ in the US.

CONTACT:  Volvo
         Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49